UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Jernigan Capital, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

476405105

(CUSIP Number)

H. Michael Schwartz

Chief Executive Officer

Strategic Storage Growth Trust II, Inc.

10 Terrace Road

Ladera Ranch, California 92694

(949) 429-6600

With a copy to:

Michael K. Rafter, Esq.

Erin Reeves McGinnis, Esq.

Nelson Mullins Riley & Scarborough LLP

201 17th Street NW, Suite 1700

Atlanta, Georgia 30363

(404) 322-6627

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 476405105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) SS Growth Operating Partnership II, L.P. 83-1904374
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person with:	7.	Sole Voting Power 1,231,731
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,231,731
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,231,731
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%
14.	Type of Reporting Person PN

CUSIP No. 476405105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Strategic Storage Growth Trust II, Inc. 83-1893371
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned By Each Reporting Person with:	7.	Sole Voting Power 1,231,731
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,231,731
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,231,731
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%
14.	Type of Reporting Person CO

CUSIP No. 476405105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) SS Growth Advisor II, LLC 83-1933590
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3 of Original Schedule 13D)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person with:	7.	Sole Voting Power 1,231,731 (See Item 6 of Original Schedule 13D)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,231,731 (See Item 6 of Original Schedule 13D)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,231,731 (See Item 6 of Original Schedule 13D)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%
14.	Type of Reporting Person OO

CUSIP No. 476405105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) SmartStop REIT Advisors, LLC 84-2447249
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3 of Original Schedule 13D)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person with:	7.	Sole Voting Power 1,231,731 (See Item 6 of Original Schedule 13D)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,231,731 (See Item 6 of Original Schedule 13D)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,231,731 (See Item 6 of Original Schedule 13D)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%
14.	Type of Reporting Person HC

CUSIP No. 476405105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) SmartStop TRS, Inc. 46-1746121
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3 of Original Schedule 13D)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person with:	7.	Sole Voting Power 1,231,731 (See Item 6 of Original Schedule 13D)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,231,731 (See Item 6 of Original Schedule 13D)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,231,731 (See Item 6 of Original Schedule 13D)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%
14.	Type of Reporting Person CO

CUSIP No. 476405105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) SmartStop OP, L.P. 46-1733955
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3 of Original Schedule 13D)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person with:	7.	Sole Voting Power 1,231,731 (See Item 6 of Original Schedule 13D)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,231,731 (See Item 6 of Original Schedule 13D)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,231,731 (See Item 6 of Original Schedule 13D)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%
14.	Type of Reporting Person PN

CUSIP No. 476405105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) SmartStop Self Storage REIT, Inc. 46-1722812
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3 of Original Schedule 13D)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned By Each Reporting Person with:	7.	Sole Voting Power 1,231,731 (See Item 6 of Original Schedule 13D)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,231,731 (See Item 6 of Original Schedule 13D)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,231,731 (See Item 6 of Original Schedule 13D)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%
14.	Type of Reporting Person CO

CUSIP No. 476405105

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned on April 28, 2020 (the “Original Schedule 13D”). Amendment No. 1 amends the Original Schedule 13D as set forth herein. Except as set forth below, all previous items remain unchanged

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) SS Growth Operating Partnership II, L.P. (the “Operating Partnership”), which is the operating partnership of Strategic Growth Trust II, Inc. (the “Company”) directly owns 1,231,731 shares of Common Stock, representing 5.3% of the outstanding shares of Common Stock. SS Growth Advisor II, LLC (the “Advisor”), SmartStop REIT Advisors, LLC (“SmartStop REIT Advisors”), SmartStop TRS, Inc. (“SmartStop TRS”), SmartStop OP, L.P. (“SmartStop OP”) and SmartStop Self Storage REIT, Inc. (“SmartStop REIT”) each may be deemed to be beneficial owners of the shares of Common Stock owned directly by the Operating Partnership; the Advisor, SmartStop REIT Advisors, SmartStop TRS, SmartStop OP, and SmartStop REIT, however, hereby disclaim beneficial ownership of the shares of the Common Stock. The percentages used in this statement on Schedule 13D/A are calculated based upon 23,263,130 shares of Common Stock outstanding as of August 18, 2020 as reported in the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed by the Issuer with the U.S. Securities and Exchange Commission on August 20, 2020.

(b) The Company, as the general partner of the Operating Partnership, has the sole power to vote, or to direct the vote of, and the sole power to dispose of, or to direct the disposition of, the 1,231,731 shares of the Common Stock.

(c) 234,483 shares of Common Stock were sold through the following open market sales within the sixty (60) days prior to the filing of this Schedule 13D/A:

Date	Number of Shares of Common Stock	Average Price per Share of Common Stock	Aggregate Sales Price
August 6, 2020	16,984	$17.30	$293,838
August 7, 2020	48,188	$17.31	$834,318
August 10, 2020	2,969	$17.30	$51,364
August 11, 2020	2,841	$17.31	$49,189
August 27, 2020	53,073	$17.25	$915,711
August 27, 2020	9,394	$17.30	$162,516
August 28, 2020	46,927	$17.25	$809,491
August 28, 2020	23,651	$17.30	$409,162
August 31, 2020	6,496	$17.25	$112,071
September 1, 2020	2,358	$17.25	$40,676
September 2, 2020	10,602	$17.25	$182,885
September 8, 2020	11,000	$17.25	$189,750

Except as set forth in this Item 5(c), no other person named in Item 2 has engaged in any transaction during the past 60 days in shares of the Common Stock.

CUSIP No. 476405105

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates, or stockholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned.

(e) Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No. 1. Agreement of Joint Filing dated September 10, 2020, by and among the Reporting Persons

CUSIP No. 476405105

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: September 10, 2020

	SS GROWTH OPERATING PARTNERSHIP II, L.P.		SMARTSTOP TRS, INC.

By:	Strategic Storage Growth Trust II, Inc.,		/s/ H. Michael Schwartz
	its General Partner		H. Michael Schwartz
Executive Chairman
/s/ H. Michael Schwartz
	H. Michael Schwartz		SMARTSTOP OP, L.P.
Chief Executive Officer
		By:	SmartStop Self Storage REIT, Inc.
	STRATEGIC STORAGE GROWTH TRUST II, INC.		its General Partner

	/s/ H. Michael Schwartz		/s/ H. Michael Schwartz
	H. Michael Schwartz		H. Michael Schwartz
	Chief Executive Officer		Executive Chairman

	SS GROWTH ADVISOR II, LLC		SMARTSTOP SELF STORAGE REIT, INC.

	/s/ H. Michael Schwartz		/s/ H. Michael Schwartz
	H. Michael Schwartz		H. Michael Schwartz
	Executive Chairman		Executive Chairman

SMARTSTOP REIT ADVISORS, LLC

/s/ H. Michael Schwartz
H. Michael Schwartz
Executive Chairman

CUSIP No. 476405105

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D/A (including additional amendments thereto) with respect to the shares of common stock, $0.01 par value per share, of Jernigan Capital, Inc., a Maryland corporation. This Joint Filing Agreement shall be filed as an exhibit to such Statement.

Dated: September 10, 2020

	SS GROWTH OPERATING PARTNERSHIP II, L.P.		SMARTSTOP TRS, INC.

By:	Strategic Storage Growth Trust II, Inc.,		/s/ H. Michael Schwartz
	its General Partner		H. Michael Schwartz
Executive Chairman
/s/ H. Michael Schwartz
	H. Michael Schwartz		SMARTSTOP OP, L.P.
Chief Executive Officer
		By:	SmartStop Self Storage REIT, Inc.
	STRATEGIC STORAGE GROWTH TRUST II, INC.		its General Partner

	/s/ H. Michael Schwartz		/s/ H. Michael Schwartz
	H. Michael Schwartz		H. Michael Schwartz
	Chief Executive Officer		Executive Chairman

	SS GROWTH ADVISOR II, LLC		SMARTSTOP SELF STORAGE REIT, INC.

	/s/ H. Michael Schwartz		/s/ H. Michael Schwartz
	H. Michael Schwartz		H. Michael Schwartz
	Executive Chairman		Executive Chairman

SMARTSTOP REIT ADVISORS, LLC

/s/ H. Michael Schwartz
H. Michael Schwartz
Executive Chairman